[Letterhead of Las Vegas Sands Corp.]

September 21, 2007

VIA FEDEX AND FACSIMILE

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Definitive Proxy Statement
on Schedule 14A, filed April 30, 2007; File No. 001-32373

Dear Ms. Gowetski:

I am writing in response to the comments of the Staff contained in the Staff’s letter to Sheldon G. Adelson, the Chairman of the Board and Chief Executive Officer of Las Vegas Sands Corp. (the “Company”) dated August 21, 2007 (the “Comment Letter”) regarding the above-referenced Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto. The information below is based on information available at the date of this letter. Any requested clarification or revisions to disclosure to be included in our future filings will be updated as necessary at the time of any such filing.

Committees, page 11

1.

We note that that the compensation committee operates under a written charter and has the authority to approve salaries and bonuses and other compensation matters for your officers. Please revise to clarify whether the committee has discretion to set or modify compensation and describe the role of management, if any, in setting compensation. In addition, please revise this section to provide a description of the committee’s processes and procedures for consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-K.

In response to the Staff’s comment, the disclosure in our future filings will be revised to clarify the matters set forth below.

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The Compensation Committee operates under a written charter pursuant to which it has direct responsibility for the compensation of our executive officers. The Compensation Committee has the authority to set salaries, bonuses and other elements of employment and to approve employment agreements for our executive officers.

As required by its charter, the Compensation Committee established a Performance Subcommittee to make the required determinations relating to “performance-based” compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee also may delegate its authority to the extent permitted by the Board, the Compensation Committee charter, our by-laws, state law and stock exchange regulations.

In anticipation of our initial public offering in late 2004, the members of the Compensation Committee at that time undertook a comprehensive review of total compensation of executives among 16 companies in the gaming industry. In conjunction with this review, the Compensation Committee developed a new compensation philosophy, objectives and structure for total compensation for our executive officers. The Compensation Committee engaged Pearl, Meyer & Partners, a nationally recognized compensation consulting firm, to conduct the analysis and provide independent insights regarding executive compensation. With this firm’s assistance, the Compensation Committee developed a philosophy and structure for executive officer total compensation reflecting the following four primary objectives:

•	oriented toward variable and long-term elements as opposed to base salary;
•	competitive package and compensation levels;
•	performance-based compensation; and
•	executive interests aligned with those of our stockholders.

In 2004, we entered into long-term employment agreements with Messrs. Adelson, Weidner, Stone, Goldstein and Henry. In 2006 we entered into a long-term employment agreement with Mr. Rozek. These agreements were approved by the Compensation Committee and specify the salaries, bonuses and other terms of employment for our executive officers during the terms of the agreements, including compensation received for 2006. The Compensation Committee is responsible for all interpretations of the agreements and any modifications to executive officer compensation.

As discussed further in Compensation Discussion and Analysis, bonuses and equity incentive awards are payable under the executive officers’ employment agreements if the Company achieves specified performance targets that are primarily EBITDAR-based. The EBITDAR-based performance targets are established annually by the Performance Subcommittee, in its sole discretion, following consultation with the other members of the Compensation Committee, our executive officers and such other members of our management as the Performance Subcommittee deems appropriate. The Performance Subcommittee established the 2006 EBITDAR-based performance targets

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during the first quarter of 2006 following its review of the annual budget information provided by management and the Board’s discussions with our executive officers and management about the assumptions underlying the budget. Under his employment agreement, one-half of Mr. Rozek’s annual bonus opportunity is based on the achievement of EBITDAR-based performance targets and the other half is based on his attainment of individual performance criteria that are established annually by the Compensation Committee. The Compensation Committee established Mr. Rozek’s individual performance criteria for 2006 following discussions with Mr. Rozek and other executive officers.

The Performance Subcommittee certifies quarterly (in the case of base bonus payments to Messrs. Adelson, Weidner, Stone, Goldstein and Henry) and annually (for annual bonus payments and the issuance of performance based restricted stock) that the appropriate performance thresholds have been met and authorizes the payments of bonuses and the issuance of equity incentive awards. The Compensation Committee, or the Performance Subcommittee in the case of performance-based compensation, must also approve any bonuses or other awards granted or earned in excess of the amounts specified in the employment agreements and any special bonuses or other awards paid to our executive officers that are not governed by the terms of the employment agreements. The Compensation Committee and the Performance Subcommittee may, in their discretion, seek Mr. Adelson’s advice in granting additional bonuses or other awards to Messrs. Weidner, Stone, Goldstein, Rozek and Henry. No bonuses in excess of the amounts specified in the employment agreements or any special bonuses were paid to our executive officers in respect of 2006 performance.

Prior to our initial public offering in 2004, the Compensation Committee retained Pearl Meyer & Partners and instructed it to assist us in organizing a board of directors and developing a total compensation package for outside directors that will enable the Company to attract and retain quality board members. In 2006, the Compensation Committee retained HVS Executive Search for advice on compensation-related matters, including a review of director compensation. The Compensation Committee may, in its discretion, seek the advice of Mr. Adelson or any of our other executive officers, in determining or recommending the amount or form of compensation for our outside directors.

Corporate Governance, page 12

2.

We note that you adopted a Code of Business Conduct and Ethics that applies to the company’s directors, officers, employees and agents. In addition, we note that the audit committee approves all related-party transactions required to be disclosed in your public filings. Please describe your policies and procedures for the review, approval or ratification of any related-party transactions required to be disclosed in your public filings. Refer to Item 404(b) of Regulation S-K.

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In response to the Staff’s comment, the disclosure in our future filings will be revised to include the matters set forth below.

We have established policies and procedures for the review, approval or ratification of related party transactions. Under its charter, the Audit Committee approves all related party transactions required to be disclosed in our public filings and all transactions involving executive officers or directors of the Company that are required to be approved by the Audit Committee under the Company’s Code of Business Conduct and Ethics. Under our procedures, our executive officers and directors provide our corporate counsel’s office with the details of any such proposed transactions. Proposed transactions are then presented to our Audit Committee for discussion and approval. The Audit Committee may, in its discretion, request additional information from the director or executive officer involved in the proposed transaction or from management prior to granting approval for a related party transaction.

Compensation Discussion and Analysis, page 17

3.

We note that you engaged a nationally recognized compensation consulting firm to conduct an analysis and provide independent insights regarding executive compensation. Please expand your disclosure to identify the consulting firm and describe the material elements of the instructions or directions given to it. Refer to Item 407(e)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the disclosure in our future filings will be revised to clarify the matters set forth below.

Prior to and in anticipation of our initial public offering in 2004, we engaged Pearl Meyer & Partners, a nationally recognized compensation consulting firm, to conduct an analysis and to provide independent insights regarding executive compensation.

The Compensation Committee directed Pearl Meyer & Partners to:

•

review competitive total compensation, including base salary, short-term incentives, long-term incentives (including equity incentives), and supplemental benefits for six executive positions (Chairman, President, Executive Vice President, President of the Venetian, Chief Financial Officer and General Counsel);

•	develop, with the Compensation Committee, a total compensation philosophy and strategy, including desired mix of the elements of compensation and objectives for each element of compensation; and

•

design, with the Compensation Committee, the individual program elements, including base salary, annual and other short-term incentives, long-term incentives (and equity ownership) for both senior executives and a broader group

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of management and employees; and executive benefits, including supplemental retirement plan and non-qualified deferred compensation.

As described in the response to Comment #1 above, the Compensation Committee retained Pearl Meyer & Partners in 2004 to assist us in organizing a board of directors and developing a total compensation package for outside directors. In 2006, the Compensation Committee retained HVS Executive Search for advice on compensation-related matters, including a review of director compensation.

4.

You state on page 17 that the compensation committee undertook a comprehensive review of total compensation of executives among 16 companies in the gaming industry. Please expand your disclosure to identify all the companies with which you engaged in benchmarking compensation of your named executive officers and clarify whether you continue to benchmark compensation.

In response to the Staff’s comment, the disclosure in our future filings will be expanded to clarify the matters set forth below.

In 2004, the Compensation Committee undertook a comprehensive review of total compensation among 16 companies in the gaming industry. At that time, the Company viewed the following companies as its closest competitors for executive talent and market position:

•	Caesars Entertainment, Inc.
•	Harrah’s Entertainment, Inc.
•	Mandalay Resort Group
•	MGM Mirage

The following companies also were included in the compensation review:

•	Alliance Gaming Corp.
•	Ameristar Casinos, Inc.
•	Argosy Gaming Co.
•	Aztar Corporation
•	Boyd Gaming Corporation
•	Isle of Capri Casinos, Inc.
•	MTR Gaming Group, Inc.
•	Penn National Gaming, Inc.
•	Pinnacle Entertainment, Inc.
•	Riviera Holdings Corp.
•	Station Casinos, Inc.
•	Trump Hotels & Casino Resorts, Inc.

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The compensation for our executive officers is specified in their long-term employment agreements that terminate in 2009 (2007 in the case of Mr. Henry) and are subject to extensions. Accordingly, the Compensation Committee did not formally benchmark compensation for our executive officers in connection with 2006 compensation. The Compensation Committee has not yet determined whether it will use benchmarking or some other method to determine compensation levels for our executive officers at such time as their employment agreements are extended or otherwise materially revised.

5.

Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 18, you state that base salary levels for executive officers are determined based on individual experience, responsibilities and tenure of each executive and are assessed relative to market levels. Analyze how the committee’s consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

In response to the Staff’s comment, the disclosure in our future filings will be expanded to clarify the matters set forth below.

The base salary levels were determined based on individual experience, responsibilities and tenure of the applicable executive officer at the time we entered into the employment agreements in 2004 (2006 in the case of Mr. Rozek).

As described above, the compensation packages for our executive officers were determined with the assistance of Pearl Meyer & Partners and were based on information, benchmarks and other factors in existence at the time we initially entered into the employment agreements with Messrs. Adelson, Weidner, Stone, Goldstein and Henry in 2004. Mr. Rozek’s compensation package was developed by reference to the compensation paid to the other executive officers. The elements of the compensation package (base salary, short-term incentives and long term incentives) were initially structured in 2004 to provide compensation at the level of the 75th percentile of the market of 16 peer gaming companies, as described above in response to Comment #4, contingent upon the Company’s achievement of EBITDAR-based performance goals which are established annually by the Performance Subcommittee in its sole discretion. The Performance Subcommittee established the required 2006 EBITDAR-based performance targets. However, because our executive officers’ compensation is governed by long-term employment agreements, the Compensation Committee did not specifically analyze the various elements of 2006 compensation or compare the elements of 2006 compensation to benchmark or other information.

Elements of Executive Compensation, page 17

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6.

We note that your executive officers are eligible for annual performance-based cash incentives under the company’s Executive Cash Incentive Plan and long-term equity incentives under the company’s 2004 Equity Award Plan. We further note that these incentives are contingent upon attaining predetermined EBITDAR-based performance targets and targeted EBITDAR-based goals. Please revise to disclose such performance targets and goals, including threshold, target and maximum levels. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company provides the following information to the Staff on a supplemental basis:

Instruction 4 to Item 402(b) provides that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 230.24b-2) . . . .”

Two significant cases defining “confidential” information are National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). Morton sets forth the following test for determining whether commercial or financial information is “privileged or confidential”: “a commercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.”

The Proxy Statement states that the Compensation Committee establishes EBITDAR-based performance targets that must be achieved in order for our executive officers to receive 100% of their target base bonus, if applicable, or their target annual bonus and their restricted stock. (Mr. Rozek does not receive a base bonus. One-half of his annual bonus opportunity is based on the achievement of EBITDAR-based performance targets and the other half is based on his attainment of individual performance criteria.) The specific EBITDAR-based targets were not disclosed. In

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accordance with the Instruction 4 to Item 402(b), the Company instead discussed how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target EBITDAR levels and provided the following disclosure:

“In determining the 2006 annual EBITDAR-based targets, the Compensation Committee’s goal was to set an aggressive objective based on its review of the annual budget information provided by management and the assumptions underlying the budget, including the Company’s development plans for the upcoming year. In making its determination, the Compensation Committee recognized the inherent difficulty of the task given the Company’s rapid expansion since its initial public offering, the unique nature of many of the Company’s development projects and the Company’s future growth plans. The Compensation Committee believed that the achievement of the 2006 performance targets required management to perform at a high level to earn the target bonus payments.”

On March 28, 2006, the Performance Subcommittee established the performance target level for the payment of base bonuses (for Messrs. Adelson, Weidner, Stone, Goldstein and Henry) and annual bonuses (for Messrs. Adelson, Weidner, Stone, Goldstein, Rozek and Henry), in each case based on 2006 consolidated adjusted property EBITDAR for all company properties, including The Venetian, the Sands Macao and the Sands Expo and Convention Center and calculated in the same manner as the 2006 budget submitted by management.

The Company did not disclose these target EBITDAR levels in the Proxy Statement because it deems this information to be confidential commercial and financial information within the meaning of Morton. The Company believes that disclosure of this information would result in substantial competitive harm for the Company for the following reasons:

a)            The Company does not provide guidance as to its future performance. The EBITDAR-based performance targets were based on the Company’s projected operating budget for 2006, which reflected management’s then best estimate of the Company’s performance for 2006. Disclosure of this information would cause substantial harm to the Company’s competitive position because it effectively provides guidance as to the Company’s view of its prospects. This is the case, even though the Proxy Statement was filed in April 2007, after the 2006 results were publicly disclosed. The Company is concerned that given its rapid growth and expansion plans, public disclosure of these targets would provide public insight into the views of management and the Board as to future Company performance.

b)           The performance targets are set once a year, based on available information at that time. They were established in March 2006 and the Company had no duty (and did not) update them. Disclosure of this information could subject the Company to litigation risk in the event there are inconsistencies between the targets and other information disseminated by the Company, including (i) public statements by company officials,

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especially if the price of the Company’s stock falls or (ii) confidential information given to the Company’s financial advisors in connection with financings and other matters. This would be the case, even though, in each instance, the statements and information were accurate at the time they are made.

c)            The Company does not disclose its operating budget and considers this information to be proprietary and sensitive competitive information because it includes assumptions as to, among other things, operations, revenues and planned growth. Since the operating budget was the basis for the EBITDAR-based performance targets, disclosure of this information would cause substantial harm to the Company’s competitive position.

d)            The Company is growing quickly. At the time the EBITDAR-based performance targets were established in early 2006, the Company had been operating in Macao for less than two years and was in the midst of several large development projects. Accordingly, any projections of the Company’s performance are speculative. Public disclosure, even after the fact, would discount the speculative elements underlying this information.

e)           Several of the Company’s significant competitors, including Wynn Resorts, Limited, MGM Mirage and Harrah’s Entertainment, Inc., did not disclose the details of their performance targets. Accordingly, disclosure of this information by the Company would provide the Company’s competitors with previously confidential inside information, resulting in substantial harm to the Company’s competitive position.

In addition, we note that many of our employees, including our executive officers, are subject to restrictive covenants relating to future employment. One of the purposes of these provisions is to prevent the public sharing of internal confidential information, performance targets and decision processes, such as the material omitted from the Proxy Statement.

7.

We note that base bonus opportunities as well as the targeted total grant value of each executive officer’s equity incentive award is subject to future increases as the company achieves higher annualized six-month EBITDAR levels. Please expand your disclosure to discuss and quantify the potential future increases.

In response to the Staff’s comment, the disclosure in our future filings will be revised to clarify the matters set forth below.

Our employment agreements were designed to compensate our executive officers for anticipated Company growth by providing for increased compensation opportunities as the Company achieves higher EBITDAR levels. The Compensation Committee developed this structure to enable us to continue to provide our executive officers during the terms of their employment agreements with compensation levels that were competitive with those paid to executive officers at companies of comparable size.

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Under their employment agreements, Messrs. Adelson, Weidner, Stone, Goldstein and Henry are entitled to the following cumulative increases in their base bonus opportunities as the Company achieves higher annualized six-month EBITDAR levels. Mr. Rozek’s employment agreement does not provide for a base bonus.

Annualized EBITDAR	Adelson	Weidner	Stone	Goldstein	Henry
$600 million	$180,000	$150,000	$130,000	$ 80,000	$ 50,000
$700 million	$310,000	$270,000	$220,000	$160,000	$100,000
$800 million	$440,000	$380,000	$310,000	$240,000	$150,000
$900 million	$570,000	$490,000	$400,000	$320,000	$200,000
$1 billion	$700,000	$600,000	$490,000	$400,000	$250,000

Under their employment agreements, Messrs. Adelson, Weidner, Stone, Goldstein and Henry are each eligible to receive annual cash incentive bonuses equal to a percentage of his base salary plus his base bonus. One-half of Mr. Rozek’s annual bonus opportunity is based on the achievement of EBITDAR-based performance targets and the other half is based on his attainment of individual performance criteria that are established annually by the Compensation Committee. The target annual bonus percentages and the maximum annual bonus percentages, respectively, are as follows: Mr. Adelson, 80% and 160%; Mr. Weidner, 75% and 150%; Mr. Stone, 70% and 140%; Mr. Goldstein, 65% and 130%; Mr. Rozek, 60% and 120%, and Mr. Henry, 60% and 120%.

Annual bonus payments may range from $0 (if the Company does not achieve 80% of the predetermined EBITDAR performance target) to a defined maximum opportunity specific to each Executive Officer (if the Company achieves 110% of the predetermined EBITDAR performance target). Annual bonus payments increase ratably if EBITDAR reaches 80% to 100% of the predetermined EBITDAR target. Annual bonus opportunities are subject to future increases as the Company achieves higher annualized six-month EBITDAR levels, as follows:

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Annualized EBITDAR	Adelson	Weidner	Stone	Goldstein	Rozek	Henry
$600 million • target annual bonus percentage • maximum annual bonus percentage	85% 170%	80% 160%	75% 150%	70% 150%	— —	65% 130%
$700 million • target annual bonus percentage • maximum annual bonus percentage	— —	— —	— —	— —	65% 130%	— —
$900 million • target annual bonus percentage • maximum annual bonus percentage	90% 180%	85% 170%	80% 160%	75% 160%	70% 140%	70% 140%

Under their employment agreements, our executive officers are entitled to the following target grant values of their equity incentive awards as the Company achieves higher annualized six-month EBITDAR levels.

Annualized EBITDAR	Adelson	Weidner	Stone	Goldstein	Rozek	Henry
$600 million	$2,650,000	$2,400,000	$2,100,000	$1,800,000	—	$600,000
$700 million	$2,900,000	$2,650,000	$2,300,000	$2,000,000	$660,000	$660,000
$800 million	$3,150,000	$2,900,000	$2,500,000	$2,150,000	$720,000	$720,000
$900 million	$3,400,000	$3,150,000	$2,700,000	$2,300,000	$780,000	$780,000
$1 billion	$3,650,000	$3,400,000	$2,900,000	$2,500,000	$840,000	$840,000

The information provided in response to Comment #7 relating to Mr. Henry is based on his employment agreement, which expired in September 2007. The terms of his future employment have not yet been determined. Information in our future filings relating to Mr. Henry will be updated as necessary at the time of any such filing.

8.

We note that the EBITDAR-based performance targets are established annually by the compensation committee following consultation with your senior management. Please expand your disclosure to identify senior management and explain their role in establishing the performance targets.

In response to the Staff’s comment, the disclosure in our future filings will be expanded to clarify that the EBITDAR-based performance targets are established annually at the sole discretion of the Performance Subcommittee, following consultation with the other members of the Compensation Committee, our executive officers and such other members of our management as the Performance Subcommittee deems appropriate. The Performance Subcommittee established the 2006 EBITDAR-based performance targets following its review of the annual budget information provided by management

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and the Board’s discussions with our executive officers and management about the assumptions underlying the budget.

9.

You state on page 20 that the compensation committee retains the authority to adjust compensation in the case of unexpected, unusual or non-recurring events, even if this results in the payment of non-deductible compensation or otherwise award or pay non-deductible compensation if the committee deems it in the best interest of the company and its stockholders to do so. Please expand your disclosure to discuss this authority to adjust compensation and clarify whether the committee could award annual performance-based cash incentives under the company’s Executive Cash Incentive Plan and long-term equity incentives under the company’s 2004 Equity Award Plan regardless of whether predetermined targets have been attained.

In response to the Staff’s comment, the disclosure in our future filings will be expanded to include the matters set forth below.

In accordance with their employment agreements, our executive officers are eligible to receive cash bonuses payable under our Executive Cash Incentive Plan. The amounts of the bonuses are specified in the employment agreements. The document governing the Executive Cash Incentive Plan specifies that the Compensation Committee, in its sole discretion, has full power and authority to administer the plan, including, among other things, the authority to designate an award as one that does not qualify as “performance-based” compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Performance Subcommittee makes all determinations relating to “performance-based” compensation for purposes of Section 162(m). The Compensation Committee therefore retains the authority to adjust compensation in the case of unexpected, unusual or non-recurring events, even if this results in the payment of non-deductible compensation or to otherwise award or pay non-deductible compensation if the Committee deems it in the best interests of the Company and its stockholders to do so.

Bonus awards granted under the Executive Cash Incentive Plan must specify performance criteria to be achieved, a minimum acceptable level of achievement below which no payment or award will be made and a formula for determining the amount of any payment or award to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified performance criteria. The Compensation Committee may modify performance criteria or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, provided that no such modification may be made that would cause an award to no longer qualify as “performance-based” compensation under Section 162(m).

Our executive officers also are eligible to receive equity incentive awards under our 2004 Equity Award Plan. The amounts of the equity incentive awards are specified in the employment agreements. The Board of Directors has appointed the Compensation Committee to administer the 2004 Equity Award Plan. The Performance Subcommittee

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makes all determinations relating to “performance-based” compensation for purposes of Section 162(m). Under the plan, the Performance Subcommittee may not grant or provide payment in respect of an award intended to qualify as “performance-based” compensation unless the applicable performance goals have been achieved and, under the applicable performance formula, all or some of the performance award has been earned for the performance period.

10.

We note the employment agreements with your executive officers and the 2004 Equity Award Plan provide for specified benefits under certain change of control and terminations of employment. In the Compensation Discussion and Analysis, please provide analysis explaining why you structured the terms and payout levels of these arrangements as you have and the rationale for decisions made in connection with these arrangements.

In response to the Staff’s comment, the disclosure in Compensation Discussion and Analysis in our future filings will be revised to clarify the matters set forth below.

The employment agreements for our executive officers that we entered into in 2004 (2006 in the case of Mr. Rozek) provide for payments and the continuation of benefits upon certain terminations of employment or if there is a change of control of the Company. These provisions reflect the advice of our compensation consultant, Pearl Meyer & Partners, and are based on negotiations with our executive officers. In addition, the employment agreements with our executive officers include restrictive covenants relating to future employment. Accordingly, the Compensation Committee believed the post termination payments were necessary in order to enable us to provide a competitive compensation package so that we could retain our executive officers.

The Company’s 2004 Equity Award Plan was established in 2004. The purpose of the plan is to provide a means through which the Company may attract able persons to enter and remain in the employ of the Company. The change of control provisions of the plan were designed in furtherance of this goal.

Potential Payments Upon Termination or Change in Control, page 27

11.

We note that in the event of a termination of employment of an executive officer by you without cause or a voluntary termination by an executive officer for good reason other than during the two-year period following a change in control you will be obligated to pay and provide certain benefits. Please expand your disclosure to briefly define “without cause,” “good reason” and “change in control.” In addition, please consider revising the table on page 29 to provide the aggregate payment amount to each executive officer under the various scenarios.

In response to the Staff’s comment, the disclosure will be expanded to include the definitions set forth below of “cause,” “good reason” and “change in control.” The

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employment agreements define “cause” and this definition will be provided in lieu of the requested definition of “without cause.” The definitions are as follows:

An executive officer may be terminated by the Company for “cause” if:

•

he is convicted of a felony, misappropriates any material funds or material property of the Company, its subsidiaries or affiliates, commits fraud or embezzlement with respect to the Company, its subsidiaries or affiliates or commits any material act of dishonesty relating to his employment by the Company resulting in direct or indirect personal gain or enrichment at the expense of the Company, its subsidiaries or affiliates;

•	he uses alcohol or drugs that render him materially unable to perform the functions of his job or carry out his duties to the Company and fails to correct his behavior following written notice;
•	he materially breaches his employment agreement and fails to correct the breach following written notice;
•

he commits any act or acts of serious and willful misconduct (including disclosure of confidential information) that is likely to cause a material adverse effect on the business of the Company, its subsidiaries or affiliates; or

•

his gaming license is revoked or suspended by Nevada gaming authorities and the executive officer fails to correct the situation following written notice; provided, that in the event that the revocation or suspension occurs without there having been any fault on the part of the executive, the termination will be treated in the same manner as a termination due to disability instead of for “cause.”

An executive officer may terminate his employment with the Company for “good reason” if:

•

the Company fails to maintain him as an executive officer and, in the case of Mr. Adelson, the Company fails to maintain him as Chairman of the Board of Directors and Chief Executive Officer (unless it is determined that these positions should be held by different individuals);

•	the Company reduces his base salary;

•	subject to specified exceptions, the Company reduces his target base bonus (except in the case of Mr. Rozek), target annual bonus or target incentive award opportunity;

•

the Company fails to obtain stockholder approval for the bonus and incentive awards by the earlier of the Company’s 2008 annual meeting of stockholders or the date these awards cease to be exempt from the deduction limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended; unless the

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awards have been approved by the Performance Subcommittee of the Compensation Committee;

•

there is a material change in the executive’s duties and responsibilities that would cause his position to have less dignity, importance or scope than intended at the time of the agreement, except for changes resulting from a transaction in which the Company becomes a subsidiary of another company, so long as the executive officer’s duties and responsibilities are not materially changed as they relate solely to the Company;

•	in the case of Mr. Weidner, prior to a change in control (as defined), he is required to report, directly or indirectly, to anyone other than Mr. Adelson or the Board of Directors; or

•	the Company materially breaches the employment agreement.

A “change in control” occurs upon:

•

the acquisition by any individual, entity or group of beneficial ownership of 50% or more (on a fully diluted basis) of either the then outstanding shares of the Company’s common stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that the following acquisitions shall not constitute a change in control: (I) any acquisition by the Company or any affiliate (as defined), (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any affiliate, (III) any acquisition by Mr. Adelson or any related party (as defined) or any group of which Mr. Adelson or a related party is a member, (IV) certain reorganizations, recapitalizations, mergers, consolidations, statutory share exchanges or similar forms of corporate transaction that do not result in a change of ultimate control of more than 50% of the total voting power of the resulting entity or the change in a majority of the board of directors, or (V) in respect of an executive officer, any acquisition by the executive officer or any group of persons including the executive officer (or any entity controlled by the executive officer or any group of persons including the executive officer);

•

the incumbent members of the board of directors on the date of the agreement, directors approved by the incumbent directors or directors elected by stockholder vote (other than directors elected as the result of an actual or threatened election contest) cease for any reason to constitute at least a majority of the board;

•	the Company’s dissolution or liquidation;

•	the sale, transfer or other disposition of all or substantially all of the Company’s business or assets other than any sale, transfer or disposition to Mr. Adelson or one of his related parties; or

Securities and Exchange Commission

•

the consummation of certain reorganizations, recapitalizations, mergers, consolidations, statutory share exchanges or similar forms of corporate transaction unless, immediately following any such business combination there is no change of ultimate control of more than 50% of the total voting power of the resulting entity or the change in a majority of the board of directors.

In accordance the Staff’s comment, the disclosure will be further revised to provide the aggregate amounts payable to each executive officer under the various scenarios set forth in the table entitled “Potential Payments/Benefits Upon Termination of Employment.”

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5322 or Robert P. Rozek, Senior Vice President and Chief Financial Officer, at (702) 414-4732.

Sincerely,
/s/ Gayle M. Hyman
Gayle M. Hyman Assistant General Counsel

cc:	Sheldon G. Adelson

Chairman and Chief Executive Officer

Charles D. Forman

Chairman, Compensation Committee

Robert P. Rozek

Senior Vice President and Chief Financial Officer